THERAVANCE, INC.

901 GATEWAY BLVD.

SOUTH SAN FRANCISCO, CA 94080

(650) 808-6000

November 5, 2010

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                          Jeffrey P. Riedler

Michael Rosenthall

Re:               October 25, 2010 Supplemental Staff Comment Letter Concerning Theravance, Inc. Form 10-K for the Fiscal Year ended December 31, 2009 filed February 26, 2010 and Definitive Proxy Statement on Schedule 14A filed March 24, 2010 File No. 000-30319

Dear Messrs. Riedler and Rosenthal:

This letter responds to the further comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report (the “2009 10-K”) and proxy statement (the “2010 Proxy”, and together with the 2009 10-K, the “Filings”), which were the subject of your supplemental letter dated October 25, 2010 (the “Comment Letter”).

In this letter, we have reproduced your comment in italicized print and have followed the comment with our response.  References in this letter to “we,” “our” or “us” mean Theravance, Inc.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Compensation, page 35

1.                                      We note your response to our prior comment 4.  Notwithstanding your disclosure in general terms of your named executive officers’ performance goals for the 2009 bonus program, however, a more specific description of each of the goals and the extent of actual achievement of these objectives is necessary for investors to judge for themselves whether bonus awards were reasonably tied to performance.  Therefore, please confirm that you will include in next year’s CD&A disclosure and thereafter:

•                  Each of the specific binary performance goals that was set for use in determining the officer’s performance, disclosed with sufficient detail that investors understand  what was required for the officer to earn his or her bonus;

•                  The weighting assigned to each of those goals, if the goals did not apply equally; and

•                  Whether each of the goals was achieved or not achieved, such that a reader can understand how the aggregate level of achievement for each officer was computed.

RESPONSE TO COMMENT 1:  We agree to provide additional disclosure in the CD&A of our 2011 Proxy Statement and thereafter concerning the following:

•                  Each of the specific binary performance goals that was set for use in determining the officer’s performance, disclosed with sufficient detail that investors understand what was required for the officer to earn his or her bonus;

•                  Whether each of the goals was achieved or not achieved, such that a reader can understand how the aggregate level of achievement for each officer was computed.

However, we continue to object to the Staff’s request that we disclose the weighting assigned to each of the goals for the following reasons:

1.                                      We do not believe the individual weighting assigned to each goal to be material to an investor’s understanding of our bonus program, in which case disclosure is not required by Item 402(b) of Regulation S-K.

2.                                      An important aspect of our business strategy is to partner with global pharmaceutical companies to accelerate the development and commercialization of our product candidates at the strategically appropriate time.  Many of our goals relate to programs that have been or will be partnered with another company.  Requiring us to disclose the specific percentage weighting for each goal risks sending to our partners the wrong message about a program (e.g., a partner could view a high weighting on its program as a reason to give it leverage in the normal, day-to-day issues that surface between corporate partners; similarly, a partner could view a low weighting on its program as a question about our commitment to the program and create unnecessary conflict or tension between us and a partner).  Such disclosure also  risks putting an as-yet un-partnered program at a competitive disadvantage (e.g., a potential partner could use our weighting against us, either extracting more favorable terms from us or insisting on terms that it might not otherwise attempt to impose).

3.                                      In addition, when assessing our disclosure it is important to note that we are a small company (less than 200 full-time employees) and the operating goals used in the cash bonus plan at our company apply to all employees equally, not just the officers.  Historically, the percentage weightings assigned to the goals for purposes of the plan was information that has been kept confidential from all employees other than the senior officers.  The reason for this confidentiality is because we believe it would be highly de-motivating for our general employee population to know the specific percentage weightings, since a low relative weighting on a goal attached to a program on which particular employees were spending a lot of their effort could adversely impact their individual morale and cause conflicts among our employees.

As noted above, in response to the Staff’s comments we have agreed to disclose each of the specific binary performance goals that was established for use in determining officer performance and whether each of the goals was achieved or not achieved.  Further, we will also agree to include disclosure about the aggregate weightings achieved, as we did in our 2010 Proxy Statement.  We respectfully submit that in light of the reasons set forth above, this level of disclosure properly balances the internal needs of the Company with investors’ need to be able to assess whether bonus awards were reasonably tied to performance.

We acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the Filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 808-6171 or Heather M. Shane, our Assistant General Counsel, at (650) 808-4078 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Bradford J. Shafer

Bradford J. Shafer
Senior Vice President and General Counsel

cc:	Rick E Winningham
William D. Young
Heather M. Shane, Esq.
Elizabeth Webb, Esq.
David T. Young, Esq.